UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HAWAIIAN TELCOM HOLDCO, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

420031106
 (CUSIP Number)

Adam Tarkan
One Sound Shore Drive, Suite 200
Greenwich, CT 06830
(203) 552-0888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 420031106	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,649,110

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,649,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,649,110

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1%

14	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D

CUSIP No: 420031106	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STEPHEN H. DECKOFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,649,110

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,649,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,649,110

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

Page 4 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by the undersigned Reporting Persons pursuant to §240.13d-2(a) with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Hawaiian Telcom Holdco, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 1177 Bishop Street, Honolulu, HI 96813.  This Amendment No. 1 amends and supersedes the statement on Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons on November 20, 2015.  Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Issuer and Black Diamond entered into a Nomination, Standstill and Support Agreement, dated February 25, 2016 (a copy of which is attached as Exhibit B hereto) (the “Standstill and Support Agreement”), by which the Nominating and Governance Committee of the Issuer’s board of directors (the “Board”) will, subject to the terms thereof, recommend and nominate John Fontana, an employee of Black Diamond (or a replacement candidate) (the “BD Designee”), to serve as a director of the Issuer at each of the Issuer’s 2016, 2017 and 2018 Annual Meeting of Stockholders.  The Issuer has agreed, provided Black Diamond has no financial or other interest in the subject transaction, to include the BD Designee as a member of any special committee of the Board created to oversee or consider any transaction or other strategic event that might lead to a change of control or other material change to the Issuer’s capital structure.  Simultaneously with the Standstill and Support Agreement, the Issuer and Black Diamond entered into a Confidentiality Agreement (in the form attached as Exhibit B to the Standstill and Support Agreement) to protect the confidentiality of business information that may be provided by the Issuer to Black Diamond or the BD Designee.  The Confidentiality Agreement will terminate 90 days following the date on which the BD Designee no longer serves as a director of the Issuer. Pursuant to the Black Diamond Outside Director Policy, any compensation received by the BD Designee from the Issuer will be paid over to Black Diamond and not retained by the BD Designee.

Pursuant to the terms of the Standstill and Support Agreement, Black Diamond agreed that for a three-year term (subject to earlier termination in certain instances), Black Diamond and its affiliates will not acquire more than 31.5% of the Shares, or engage in certain other activities relating to the Issuer’s securities or assets.  Such activities include, without limitation, restrictions on participating in a “group” within the meaning of Section 13(d)(3) of the Act, seeking a change in the Board’s composition, granting proxies, consents or other voting authority with respect to the Shares, selling Shares to counterparties resulting in such counterparty owning greater than a specific percentage of the Shares, make a proposal regarding any extraordinary corporate transaction involving the Issuer or its securities (including, without limitation, any merger, reorganization, recapitalization, extraordinary dividend, liquidation, tender or exchange offer or non-ordinary course sale or transfer of assets) or participate in any litigation against the Issuer or any of its current or former directors or officers (including derivative actions), other than litigation arising out of the Standstill and Support Agreement or the Confidentiality Agreement.

The summary contained herein of the Standstill and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit B to this Amendment No. 1 and is incorporated by reference herein.

SCHEDULE 13D

Page 5 of 7 Pages

Under Section 269-17.5(c) of the Hawaii Revised Statutes, the prior approval of the Hawaii Public Utilities Commission (the “PUC”) is required before a foreign corporation is permitted to purchase more than 25% of the issued and outstanding stock of a Hawaiian public utility company.  In order to obtain the flexibility to acquire more Shares of the Issuer as opportunities present themselves over time, on October 21, 2015, Black Diamond submitted a petition to the PUC (the “Petition”) seeking the PUC’s permission for Black Diamond’s affiliated investment vehicles to make purchases of up to 33% of the Shares. The description and summary of the Petition in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Petition, available on the PUC website.  Pursuant to the terms of the Standstill and Support Agreement, the Issuer has agreed to issue a letter to the PUC supporting Black Diamond’s Petition for the Reporting Persons to acquire up to 31.5% of the Issuer’s outstanding Shares.

On February 25, 2016, the Company issued a press release announcing the Standstill and Support Agreement, a copy of which is attached hereto as Exhibit C to this Amendment No. 1 and incorporated herein by reference.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Standstill and Support Agreement:  (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; and/or (iii) engage in other actions as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth above, none of the Reporting Persons has any current plans or proposals which are expected to result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, and subject to the terms of the Standstill and Support Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto in each case, in compliance with the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:                          Joint Filing Agreement

Exhibit B:                          Nomination, Standstill and Support Agreement, dated February 25, 2016, between Black Diamond Capital Management, L.L.C. and Hawaiian Telcom Holdco, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Hawaiian Telcom Holdco, Inc., filed on February 25, 2016)

Exhibit C:                          Press Release, dated February 25, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Hawaiian Telcom Holdco, Inc., filed on February 25, 2016)

SCHEDULE 13D

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2016

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Amendment No. 1 to Schedule 13D with respect to the Common Stock of Hawaiian Telcom Holdco, Inc. dated as of February 25, 2016 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 25, 2016

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff